

Mail Stop 4628

September 6, 2016

Via E-mail
Mr. Rick D. Puckett
Executive Vice President, Chief Financial Officer
Snyder's-Lance, Inc.
13515 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re: Snyder's-Lance, Inc.**
> **Form 10-K for the Fiscal Year ended January 2, 2016**
> **Filed March 1, 2016**
> **Form 10-Q for the Fiscal Quarter ended July 2, 2016**
> **Filed August 9, 2016**
> **File No. 000-00398**

Dear Mr. Puckett:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended January 2, 2016

Financial Statements and Supplementary Data, page 33

Notes to the Consolidated Financial Statements, page 38

Note 15. Commitments and Contingencies, page 60

Legal Matters

1.   Regarding the IBO proceeding for which you have reached a tentative settlement, tell us the following:

- All material aspects of the underlying claim, including the allegations and damages or other relief sought;

- How the amount of the settlement was determined; and,

- Whether you have made, or are considering making, any changes to the contractual or other terms of any IBO arrangements in response to the claim or settlement.

2. Describe for us all material aspects of any other legal proceedings involving your IBO network, including the allegations and damages or other relief sought, the current status of the proceedings and the terms and amounts of any settlement offers you have made or received.

Form 10-Q for the Fiscal Quarter ended July 2, 2016

Financial Statements, page 4

Notes to the Condensed Consolidated Financial Statements, page 9

Note 3. Business Acquisitions, page 11

3. You disclose an error in your accounting for the Diamond Foods, Inc. acquisition that resulted in an overstatement of cost of goods sold for the first quarter. Regarding this error, provide the following:

- Describe for us the facts and circumstances that resulted in the occurrence and discovery of this error;

- Explain to us, in reasonable detail, your basis for concluding that the error was immaterial;

- Describe any changes to your internal controls made in response to this error; and,

- Tell us whether, and, if so, how, you considered the impact of this error on your conclusions regarding internal controls over financial reporting and disclosure controls and procedures.

Note 15. Commitments and Contingencies, page 24

Legal Matters

4. Regarding the California Labor Code Litigation, provide the following:

- Describe the material aspects of the litigation, including the allegations and damages or other relief sought; and,

- How the amount of the accrual was determined.

Please note that, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. See the Interpretive Response to Question 2 of SAB Topic 5:Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489, with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources